UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 2, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.         A news release dated 27 February 2012 entitled ‘Vodafone and Visa Announce World’s Largest Mobile Payment Partnership’

2.         Stock Exchange Announcement dated 1 February 2012 entitled ‘Block Listing Six Monthly Return’

3.         Stock Exchange Announcement dated 2 February 2012 entitled ‘Transactions in Own Securities’

4.         Stock Exchange Announcement dated 3 February 2012 entitled ‘Transactions in Own Securities’

5.         Stock Exchange Announcement dated 6 February 2012 entitled ‘Transactions in Own Securities’

6.         Stock Exchange Announcement dated 7 February 2012 entitled ‘Transactions in Own Securities’

7.         Stock Exchange Announcement dated 8 February 2012 entitled ‘Transactions in Own Securities’

8.         Stock Exchange Announcement dated 9 February 2012 entitled ‘Transactions in Own Securities ‘

9.         Stock Exchange Announcement dated 9 February 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

10.       Stock Exchange Announcement dated 10 February 2012 entitled ‘Transactions in Own Securities’

11.       Stock Exchange Announcement dated 10 February 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

12.       Stock Exchange Announcement dated 13 February 2012 entitled ‘Transactions in Own Securities’

13.       Stock Exchange Announcement dated 13 February 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

14.       Stock Exchange Announcement dated 14 February 2012 entitled ‘Transactions in Own Securities’

15.       Stock Exchange Announcement dated 15 February 2012 entitled ‘Transactions in Own Securities’

16.       Stock Exchange Announcement dated 15 February 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

17.       Stock Exchange Announcement dated 16 February 2012 entitled ‘Transactions in Own Securities’

18.       Stock Exchange Announcement dated 16 February 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

19.       Stock Exchange Announcement dated 17 February 2012 entitled ‘Transactions in Own Securities’

20.       Stock Exchange Announcement dated 21 February 2012 entitled ‘Transactions in Own Securities’

21.       Stock Exchange Announcement dated 22 February 2012 entitled ‘Transactions in Own Securities’

22.       Stock Exchange Announcement dated 23 February 2012 entitled ‘Transactions in Own Securities’

23.       Stock Exchange Announcement dated 28 February 2012 entitled ‘Transactions in Own Securities’

24.       Stock Exchange Announcement dated 29 February 2012 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

27 February 2012

VODAFONE AND VISA ANNOUNCE WORLD’S LARGEST MOBILE PAYMENTS PARTNERSHIP

Vodafone and Visa today announced a worldwide partnership to enable consumers to pay for goods and services using their mobile phones instead of coins and banknotes.

The companies will work together to develop a Vodafone-branded proposition that will be offered  to consumers across Vodafone’s 398-million customer base in more than 30 countries across five continents, enabled by Visa’s outstanding payment network, product suite and brand.  The partnership - the largest of its kind between a global payment network and mobile operator - combines the companies’ global reach and expertise to bring Visa payment functionality to consumers around the world.

The new Vodafone mobile payment proposition announced with Visa will be based on the Visa prepaid account and offered to consumers in partnership with Visa Issuers. The service will initially be launched in Germany, the Netherlands, Spain, Turkey, and the UK, starting in the coming financial year. Other countries within Vodafone’s global portfolio will follow.

In addition to the Vodafone-branded stored value account inside the mobile wallet, Vodafone and Visa will work together to enable Visa Issuers for mobile payments globally. The platform will be open to all partners of all relevant industries, including financial institutions, retailers, transport and utility companies to host their services within an innovative new Vodafone mobile wallet.

Vittorio Colao, Group Chief Executive Officer of Vodafone, said: “The Vodafone mobile wallet represents the next stage of the smartphone revolution. It offers our customers the speed, simplicity and convenience of managing their everyday transactions with a single wave or tap of their smartphone, using innovative and reliable services developed by Vodafone and Visa - technology and providers they can trust. Our mobile wallet will be open to any service provider and we are committed to enable all partners to provide our joint customers the richest service portfolio possible.”

In developed countries across Europe, North America and Australia, with a mature infrastructure for electronic payments, users of the Vodafone stored value account will be able to make purchases at the-point-of sale using Near Field Communications (NFC) enabled smartphones equipped with Visa payWave for mobile, Visa’s fast and secure mobile payment technology. By simply waving their smartphone in front of a payment terminal, consumers will be able to make simple, every day purchases such as bus and train tickets, newspapers, magazines or a morning coffee. Consumers will also be able to make high value purchases securely using a passcode.

Peter Ayliffe, CEO of Visa Europe, said: “Our partnership with Vodafone represents a huge stride forward for mobile payments. Visa’s future of payments initiative is more than just a promise: these services are real, tangible and coming to the mainstream consumer market in the very near future. Any Visa Issuer across these key markets will be able to work with Visa and Vodafone to enable mobile payments for their customers, backed by all the security, trust and global acceptance the Visa brand represents.”

“The convergence of global payment networks, such as VisaNet, with leading mobile telecommunication networks, such as Vodafone, has the potential to transform the way people pay and get paid the world over,” said John Partridge, President, Visa Inc. “Visa’s relationship with Vodafone will assist financial institutions in both developed and developing countries to offer Visa-quality payments to new and existing account holders.”

Vodafone mCommerce strategy

Today’s agreement forms part of Vodafone’s broader mobile commerce strategy to provide consumers with a comprehensive mobile-based alternative to the cash and cards within their wallets and purses. Vodafone’s platform will be open to all partners in the relevant industries. Vodafone is in discussions with a large number of service providers - including banks, retailers, transport and utility companies, event organisers, smartphone application developers and advertisers - to host a broad range of services within an innovative new Vodafone “virtual” mobile wallet.

The Vodafone mobile wallet will use NFC technology to send encrypted data over short distances to enable secure transactions, with customer protection assured by the use of the latest secure SIM card and payments industry technology. In addition to stored value accounts, it will also hold loyalty scheme points and gift voucher credits, complementing and sometimes replacing a whole class of plastic cards in the customer’s wallet or purse.

All Vodafone mobile wallet services - including the service announced with Visa today - will be compatible with standards currently being ratified by the global mobile industry body, the GSM Association.

- ends -

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 398 million customers in its controlled and jointly controlled markets as at 31 December 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Visa Europe

In Europe, there are 445 million Visa debit, credit and commercial cards. In the 12 months ending September 2011 those cards were used to make purchases and cash withdrawals to the value of €1.7 trillion. 14% of consumer spending at point of sale in Europe is with a Visa card, and almost 80% of that is on Visa debit cards.

Visa Europe is owned and operated by more than 3,700 European member banks and was incorporated in July 2004. Visa Europe is independent of global Visa Inc., with an exclusive, irrevocable and perpetual licence in Europe, while both companies operate to ensure global interoperability. As a dedicated European payment system Visa Europe is able to respond quickly to the specific market needs of European banks and their customers - cardholders and retailers - and to meet the European Commission’s objective to create a true internal market for payments.

Visa enjoys unsurpassed acceptance around the world. In addition, Visa/PLUS is one of the world’s largest global ATM networks, offering cash access in local currency in over 200 countries.

For more information, visit www.visaeurope.com

About Visa Inc.:

Visa is a global payments technology company that connects consumers, businesses, financial institutions and governments in more than 200 countries and territories to fast, secure and reliable digital currency. Underpinning digital currency is one of the world’s most advanced processing networks—VisaNet—that is capable of handling more than 20,000 transaction messages a second, with fraud protection for consumers and guaranteed payment for merchants. Visa is not a bank, and does not issue cards, extend credit or set rates and fees for consumers. Visa’s innovations, however, enable its financial institution customers to offer consumers more choices: Pay now with debit, ahead of time with prepaid or later with credit products. For more information, visit www.corporate.visa.com.

Press Only:

Vodafone Group

Media Relations
Tel: +44 (0) 1635 664444

Visa Inc.
Elvira Swanson

Visa Inc.
+1 415 932 2564
globalmedia@visa.com

Visa Europe
Eleanor Orebi

Visa Europe
Tel: +44 207 795 5291
orebige@visa.com

1 February 2012

RNS: 4980W

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2012

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme

Period of return:	From:	1 August 2011	To:	31 January 2012

Balance of unallotted securities under scheme(s) from previous return:		4,801,428

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,801,428

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2012

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Sharesave Option Scheme

Period of return:	From:	1 August 2011	To:	31 January 2012

Balance of unallotted securities under scheme(s) from previous return:		1,837,085

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,837,085

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2012

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		2008 Sharesave Option Scheme

Period of return:	From:	1 August 2011	To:	31 January 2012

Balance of unallotted securities under scheme(s) from previous return:		1,248,508

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,248,508

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2012

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone Share Incentive Plan

Period of return:	From:	1 August 2011	To:	31 January 2012

Balance of unallotted securities under scheme(s) from previous return:		1,712,356

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,712,356

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2012

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Project Telecom plc Approved Share Option Scheme

Period of return:	From:	1 August 2011	To:	31 January 2012

Balance of unallotted securities under scheme(s) from previous return:		156,155

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		156,155

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2012

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Project Telecom Plc Unapproved Share Option Scheme

Period of return:	From:	1 August 2011	To:	31 January 2012

Balance of unallotted securities under scheme(s) from previous return:		445,626

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		445,626

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2012

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan

Period of return:	From:	1 August 2011	To:	31 January 2012

Balance of unallotted securities under scheme(s) from previous return:		56,310,781

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		2,512,000

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		53,798,781

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2012

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		The Vodafone Global Incentive Plan

Period of return:	From:	1 August 2011	To:	31 January 2012

Balance of unallotted securities under scheme(s) from previous return:		35,579,734

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		35,579,734

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 1 February 2012

Name of applicant:		VODAFONE GROUP PLC

Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme

Period of return:	From:	1 August 2011	To:	31 January 2012

Balance of unallotted securities under scheme(s) from previous return:		584,300

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		65,330

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		518,970

Name of contact:		Mr P R S Howie

Telephone number of contact:		(01635) 673923

2 February 2012

RNS:  6400W

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	1 February 2012

Number of ordinary shares purchased:	15,800,000

Highest purchase price paid per share:	172.3p

Lowest purchase price paid per share:	170.1p

Volume weighted average price per share:	170.9352p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,344,599,938 shares at a cost (including dealing and associated costs) of £2,277,371,971.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 February 2012

Number of ordinary shares transferred:	130,900

Highest transfer price per share:	172.25p

Lowest transfer price per share:	171.8p

Following both the above transactions, Vodafone holds 3,813,525,706 of its ordinary shares in treasury and has 50,001,412,273 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

3 February 2012

RNS:  7765W

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	2 February 2012

Number of ordinary shares purchased:	15,900,000

Highest purchase price paid per share:	173p

Lowest purchase price paid per share:	170.25p

Volume weighted average price per share:	171.6842p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,360,499,938 shares at a cost (including dealing and associated costs) of £2,304,811,708.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 February 2012

Number of ordinary shares transferred:	263,967

Highest transfer price per share:	170.8p

Lowest transfer price per share:	170.8p

Following both the above transactions, Vodafone holds 3,829,161,739 of its ordinary shares in treasury and has 49,985,776,240 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

6 February 2012

RNS:  8172W

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	3 February 2012

Number of ordinary shares purchased:	16,500,000

Highest purchase price paid per share:	175.25p

Lowest purchase price paid per share:	171.6p

Volume weighted average price per share:	174.0273p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,376,999,938 shares at a cost (including dealing and associated costs) of £2,333,675,529.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 February 2012

Number of ordinary shares transferred:	25,799

Highest transfer price per share:	170.55p

Lowest transfer price per share:	170.55p

Following both the above transactions, Vodafone holds 3,845,635,940 of its ordinary shares in treasury and has 49,969,302,039 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

7 February 2012

RNS:  9022W

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	6 February 2012

Number of ordinary shares purchased:	9,800,000

Highest purchase price paid per share:	177.85p

Lowest purchase price paid per share:	175.05p

Volume weighted average price per share:	176.435p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,386,799,938 shares at a cost (including dealing and associated costs) of £2,351,056,071.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 February 2012

Number of ordinary shares transferred:	233,905

Highest transfer price per share:	175.1p

Lowest transfer price per share:	170.8p

Following both the above transactions, Vodafone holds 3,855,202,035 of its ordinary shares in treasury and has 49,959,735,944 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

8 February 2012

RNS:  9861W

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	7 February 2012

Number of ordinary shares purchased:	10,100,000

Highest purchase price paid per share:	178.5p

Lowest purchase price paid per share:	174.85p

Volume weighted average price per share:	175.7677p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,396,899,938 shares at a cost (including dealing and associated costs) of £2,368,900,923.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 February 2012

Number of ordinary shares transferred:	73,455

Highest transfer price per share:	175.1p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 3,865,228,580 of its ordinary shares in treasury and has 49,949,709,399 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

9 February 2012

RNS:  0771X

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	8 February 2012

Number of ordinary shares purchased:	11,800,000

Highest purchase price paid per share:	175.5p

Lowest purchase price paid per share:	173.1p

Volume weighted average price per share:	174.0029p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,408,699,938 shares at a cost (including dealing and associated costs) of £2,389,540,034.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 February 2012

Number of ordinary shares transferred:	36,089

Highest transfer price per share:	177.85p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 3,876,992,491 of its ordinary shares in treasury and has 49,937,945,488 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Released 9 February 2012

RNS: 1498X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following change in share interests of Michel Combes, a director of the Company:

Number of ordinary shares of US$0.11 3/7 (“shares”) in the capital of Vodafone Group Plc
A	B	C
Vesting of long term incentive award (1)	No. of shares sold (2)	No. of shares transferred (3)
1,017,970	529,374	488,596

(1)      This share award which was granted on 12 November 2008, has vested following assessment of the performance and employment conditions to which the award was subject.  The award was granted in accordance with the rules of the Vodafone Global Incentive Plan.  Based on the adjusted free cash flow for the three year period ended on 31 March 2011 and a multiplier based on Total Shareholder Return (“TSR”) relative to a peer group for the same period, 30.6% of the shares comprised in the award have vested.

(2)      The figure in column B is the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (CEFS) were sold on behalf of Michel Combes on 9 February 2012 at a price of 172.77 pence per share, inter alia, to satisfy the tax liability arising on the vesting of the award.

(3)      The figure in column C is the number of shares that the Company has been advised by UBS CEFS were on 9 February 2012, transferred to Michel Combes in satisfaction of the vesting of the award disclosed in column A.

As a result of the above, Michel Combes has an interest in 1,378,535 shares (excluding share options and unvested incentive shares).

10 February 2012

RNS:  1585X

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	9 February 2012

Number of ordinary shares purchased:	14,100,000

Highest purchase price paid per share:	175p

Lowest purchase price paid per share:	170.9p

Volume weighted average price per share:	173.1437p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,422,799,938 shares at a cost (including dealing and associated costs) of £2,414,080,246.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 February 2012

Number of ordinary shares transferred:	79,224

Highest transfer price per share:	174.95p

Lowest transfer price per share:	174.95p

Following both the above transactions, Vodafone holds 3,891,013,267 of its ordinary shares in treasury and has 49,923,924,712 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

13 February 2012

RNS:  2247X

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 February 2012

Number of ordinary shares transferred:	1,257,899

Highest transfer price per share:	173.6p

Lowest transfer price per share:	173.6p

Following the above transfer, Vodafone holds 3,889,755,368 of its ordinary shares in treasury and has 49,925,182,611 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Released 10 February 2012

RNS: 2418X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces today that it was advised on 9 February 2012 by Computershare Investor Services Plc that, on 3 February 2012, Luc Vandevelde, a Non-Executive Director of the Company, acquired an interest in 773 Ordinary Shares at the price of 175.63p each through reinvestment of dividend income.  As a result of the above, Mr Vandevelde now has an interest in 90,478 Ordinary Shares in the Company.

13 February 2012

RNS No: 3318X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of persons discharging managerial responsibilities (“PDMRs”) of the Company:

	Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc
	A	B	C
	Vesting of long term incentive award (1)	No. of shares sold (2)	No. of shares transferred (3)
Ronald Schellekens	562,040	367,290	194,750
Morten Lundal	106,163	55,234	50,929

(1)                              These share awards which were granted on 12 February 2009 have vested following assessment of the performance and employment conditions to which the awards were subject.  The awards were granted in accordance with the rules of the Vodafone Global Incentive Plan.  Based on the adjusted free cash flow for the three year period ended on 31 March 2011 and a multiplier based on Total Shareholder Return (“TSR”) relative to a peer group for the same period, 30.6% of the shares comprised in the awards have vested.

(2)                              The figures in column B are the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (CEFS) were sold on behalf of the PDMRs on 13 February 2012, inter alia, to satisfy the tax liabilities arising on the vesting of the awards. In addition, Ronald Schellekens sold a further 75,000 shares, for personal reasons, which are included in his total.  These share sales were made at 173.9038 pence per share.

(3)                             The figures in column C are the number of shares that the Company has been advised by UBS CEFS were on 13 February 2012, transferred to Ronald Schellekens and Morten Lundal in satisfaction of the vesting of the award disclosed in column A.

14 February 2012

RNS:  3400X

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	13 February 2012

Number of ordinary shares purchased:	6,800,000

Highest purchase price paid per share:	174.45p

Lowest purchase price paid per share:	172.65p

Volume weighted average price per share:	173.7933p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,429,599,938 shares at a cost (including dealing and associated costs) of £2,425,959,645.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 February 2012

Number of ordinary shares transferred:	435,035

Highest transfer price per share:	174.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 3,896,120,333 of its ordinary shares in treasury and has 49,918,817,646 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

15 February 2012

RNS:  4280X

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	14 February 2012

Number of ordinary shares purchased:	7,200,000

Highest purchase price paid per share:	174.1p

Lowest purchase price paid per share:	172.3p

Volume weighted average price per share:	173.2799p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,436,799,938 shares at a cost (including dealing and associated costs) of £2,438,500,675.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 February 2012

Number of ordinary shares transferred:	2,229,676

Highest transfer price per share:	172.65p

Lowest transfer price per share:	172.65p

Following both the above transactions, Vodafone holds 3,901,090,657 of its ordinary shares in treasury and has 49,913,847,322 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Released 15 February 2012

RNS: 4981X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company was advised on 14 February 2012 by UBS Wealth Management that on 3 February 2012, Sir John Buchanan, a director and Deputy Chairman of the Company, acquired an interest in 9,149 ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) at the price of 177.3863p per share through reinvestment of dividend income.  Following this transaction, Sir John’s total interest in the Company is 239,361 Ordinary Shares.

16 February 2012

RNS:  5104X

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	15 February 2012

Number of ordinary shares purchased:	9,200,000

Highest purchase price paid per share:	175.1p

Lowest purchase price paid per share:	173.3p

Volume weighted average price per share:	174.3357p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,445,999,938 shares at a cost (including dealing and associated costs) of £2,454,622,962.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 February 2012

Number of ordinary shares transferred:	8,001

Highest transfer price per share:	174.4p

Lowest transfer price per share:	174.4p

Following both the above transactions, Vodafone holds 3,910,282,656 of its ordinary shares in treasury and has 49,904,655,323 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Released 16 February 2012

RNS: 5905X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 15 February 2012 by Computershare Trustees Limited that the following directors and persons discharging managerial responsibility acquired an interest in the following number of Ordinary shares of US$0.11 3/7 each (“shares”) in the Company pursuant to the rules of the Vodafone Share Incentive Plan (the “Plan”):

	Number of shares in the capital of Vodafone Group Plc
	(1)	(2)
Michel Combes *	144	277
Andrew Halford*	144	45
Matthew Kirk	144	458
Ronald Schellekens	144	222

(1)                  The figure in column (1) is the number of shares that the Company has been advised by Computershare Trustees Limited were acquired on 10 February 2012 at a price of 173.85 pence per share.

(2)                  The figure in column (2) is the number of shares that the Company has been advised by Computershare Trustees Limited were acquired on 3 February 2012 at a price of 175.63 pence per share through reinvestment of dividend accrued on individuals’ cumulative holdings in the Plan.

* Denotes Director of the Company

17 February 2012

RNS:  5970X

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	16 February 2012

Number of ordinary shares purchased:	7,400,000

Highest purchase price paid per share:	174.5p

Lowest purchase price paid per share:	172.05p

Volume weighted average price per share:	173.1678p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,453,399,938 shares at a cost (including dealing and associated costs) of £2,467,504,015.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 February 2012

Number of ordinary shares transferred:	78,426

Highest transfer price per share:	173.9p

Lowest transfer price per share:	173.9p

Following both the above transactions, Vodafone holds 3,917,604,230 of its ordinary shares in treasury and has 49,897,400,749 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

21 February 2012

RNS:  7623X

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	20 February 2012

Number of ordinary shares purchased:	5,500,000

Highest purchase price paid per share:	175.25p

Lowest purchase price paid per share:	174.25p

Volume weighted average price per share:	174.8571p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,458,899,938 shares at a cost (including dealing and associated costs) of £2,477,171,166.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 February 2012

Number of ordinary shares transferred:	94,983

Highest transfer price per share:	174.6p

Lowest transfer price per share:	173.55p

Following both the above transactions, Vodafone holds 3,923,009,247 of its ordinary shares in treasury and has 49,891,995,732 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

22 February 2012

RNS:  8540X

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	21 February 2012

Number of ordinary shares purchased:	8,200,000

Highest purchase price paid per share:	176.4p

Lowest purchase price paid per share:	175.15p

Volume weighted average price per share:	175.8289p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,467,099,938 shares at a cost (including dealing and associated costs) of £2,491,664,110.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 February 2012

Number of ordinary shares transferred:	20,416

Highest transfer price per share:	174.6p

Lowest transfer price per share:	174.6p

Following both the above transactions, Vodafone holds 3,931,188,831 of its ordinary shares in treasury and has 49,883,816,148 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

23 February 2012

RNS:  9365X

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	22 February 2012

Number of ordinary shares purchased:	11,500,000

Highest purchase price paid per share:	175.8p

Lowest purchase price paid per share:	172.25p

Volume weighted average price per share:	173.9623p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,478,599,938 shares at a cost (including dealing and associated costs) of £2,511,773,805.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 February 2012

Number of ordinary shares transferred:	92,664

Highest transfer price per share:	175.4p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 3,942,596,167 of its ordinary shares in treasury and has 49,872,408,812 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

28 February 2012

RNS: 2204Y

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	27 February 2012

Number of ordinary shares purchased:	12,400,000

Highest purchase price paid per share:	173.15p

Lowest purchase price paid per share:	170.9p

Volume weighted average price per share:	171.8444p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,503,399,938 shares at a cost (including dealing and associated costs) of £2,554,800,507.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 February 2012

Number of ordinary shares transferred:	194,459

Highest transfer price per share:	173.9p

Lowest transfer price per share:	171.75p

Following both the above transactions, Vodafone holds 3,967,175,685 of its ordinary shares in treasury and has 49,847,829,294 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

29 February 2012

RNS:  3169Y

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	28 February 2012

Number of ordinary shares purchased:	6,600,000

Highest purchase price paid per share:	173.45p

Lowest purchase price paid per share:	171.95p

Volume weighted average price per share:	172.8067p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,509,999,938 shares at a cost (including dealing and associated costs) of £2,566,265,057.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 February 2012

Number of ordinary shares transferred:	64,009

Highest transfer price per share:	171.75p

Lowest transfer price per share:	171.75p

Following both the above transactions, Vodafone holds 3,973,711,676 of its ordinary shares in treasury and has 53,815,004,979 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 49,841,293,303 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 49,841,293,303.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 2, 2012	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary